Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Quarter Ended September 30, 2015

First Quarter of Fiscal Year 2016 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $27.3 million, an increase of 0.5% compared to the comparable prior year period.
•	Total revenues were $125.1 million, a decrease of 11.1% compared to the comparable prior year.
•	Non-GAAP gross margin was at 39.3%, compared to 39.6% from the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.45, a decrease of 2.2% compared to the comparable prior year period.
•	Net cash provided by operating activities was $6.9 million for the current quarter.
•	Quarterly DSO of 179 days, compared to 176 days from the comparable prior year period.
•	Inventory turnover days of 42 days, compared to 41 days from the comparable prior year period.

Beijing, China – Nov 13, 2015 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2016 first quarter ended on September 30, 2015 (see attached tables). The management of Hollysys, stated:

“In industrial automation business, during this quarter, we continuously insisted in executing our strategies to maintain the gross margin by penetrating the high-end industrial automation market and providing more highly customized solutions such as power, chemical, food & beverage, pharmaceutical and environmental protection related industries, while offering diversified value software packages to the end users for saving the cost and improving their efficiency. Additionally, we were focusing on reducing waste emission and environment protection area, building a strong after-sale department and set long-term goals on improving after-sale services while control the contracts qualities internally which are all contribute to keep our profits running in relatively healthy growth cycle. Even though in the short term we are under pressure giving the current weak external environment, we will still try our best to gradually recover and perform better in future.

Going forward, we will continue to expand our sales force and allocate more resources to factory automation, penetrate further into high-end market while increasing market share in pharmaceutical industry, expand our products supply such as software and turnkey solution, leveraging our advanced technologies, experienced professionals, profound industry expertise, and customization & innovation capability.

Hollysys Automation Technologies, Ltd November 13, 2015	Page 2

In rail transportation, we signed contract to provide the ground-based high-speed rail signaling system and equipment to Chongqing – Wanzhou high-speed rail line; we also won the bidding to provide the ground-based high-speed rail signaling system and equipment to Xi’an – Chengdu high speed rail line (Xi’an – Jiangyou section Sichuan Area). We are quite confident of the steady rail revenue and backlog performance. As China is continuously investing large scale on building railway for the next five years, we will still benefit from the policy of 13th five-year-plan. Furthermore, we also worked to expand our rail products such as track circuit and interlocking system. We have finished one year testing of track circuit and got the official permit from authority to enter track circuit market which is a another sizable market, with potential revenue contribution from track circuit in the coming years.

For subway business, we recently won the bidding to provide supervisory control and data acquisition system (SCADA) to Kunming Subway Line 3 which shows our next step of penetration into second tier cities. We are also following both domestic and overseas opportunities in both SCADA and subway signaling projects. We will continue to deliver quality works and work closely with subway authorities in the future to promote our SCADA system and future subway signaling technologies both in China and abroad.

With China’s tremendous rail and subway construction nationwide as well as “one belt one road” policy, there is going to be an exciting prospect for Hollysys both domestically and abroad. As a well-recognized rail signaling system provider, we are confident that with our strong R&D capability, leading technologies, solid execution and reliable products, Hollysys will continue to penetrate into China and the world's vast rail and subway market and achieve significant results.

In the mechanical and electrical solution segment, revenue declined for this quarter due to the projects delayed in particular area and with impact on seasonal lumpiness. However, we are still tracing some large new orders and hope this business sector could be performance better. In the long run, we achieved solid local market position, promoting directly sales with more offices and service centers expanding overseas and doing more EPC projects. We are also setting up joint venture companies to develop our business, as well as cooperate with large enterprises, plus abundant customer resources and strong execution in Southeast Asia, Middle East and expanding into India and other regions of the world. For the overseas industrial automation and rail transportation expansion, we are sending qualified and experienced engineers from China to overseas, and recruiting local engineers to expand our overseas team. With our proprietary technologies and products, industry expertise and strong competitive advantages, we will continue to make exciting achievements in the international market in both industrial and rail transportation fields, and to create value for our shareholders."

The Quarter Ended September 30, 2015 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

Hollysys Automation Technologies, Ltd November 13, 2015	Page 3

(In USD thousands, except share numbers and per share data)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	% Increase (decrease)

Revenues	$125,092	140,663	(11.1)%
Integrated contract revenue	$111,013	128,491	(13.6)%
Products sales	$11,442	8,880	28.9%
Service rendered	$2,637	3,292	(19.9)%
Cost of revenues	$75,911	84,973	(10.7)%
Gross profit	$49,181	55,690	(11.7)%
Total operating expenses	$18,154	18,513	(1.9)%
Selling	$6,624	6,772	(2.2)%
General and administrative	$8,916	9,313	(4.3)%
Research and development	$7,710	8,783	(12.2)%
VAT refunds and government subsidies	$(5,096)	(6,355)	(19.8)%
Income from operations	$31,028	37,176	(16.5)%
Other income, net	$385	557	(30.8)%
Foreign exchange gains (losses)	$36	(698)	105.2%
Share of net gain (losses) of equity investees	$294	(2,512)	111.7%
Interest income	$1,737	855	103.2%
Interest expenses	$(369)	(330)	11.9%
Income tax expenses	$4,655	7,415	(37.2)%
Net income attributable to non-controlling interests	$1,155	476	142.6%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$27,301	27,157	0.5%
Non-GAAP basic EPS	$0.46	0.47	(2.1)%
Non-GAAP diluted EPS	$0.45	0.46	(2.2)%

Share based compensation expenses	$894	466	92.1%
Amortization of acquired intangibles	$257	1,897	(86.4)%
Acquisition-related incentive share contingent consideration fair value adjustments	$(4,111)	(2,505)	64.1%
Acquisition-related cash contingent consideration fair value adjustments	$-	201	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$30,260	27,099	11.7%
GAAP basic EPS	$0.51	0.47	8.5%
GAAP diluted EPS	$0.50	0.46	8.7%

Basic weighted average common shares outstanding	59,063,334	58,267,468	1.4%
Diluted weighted average common shares outstanding	60,641,182	59,103,654	2.6%

Operational Results Analysis for the Quarter Ended September 30, 2015

Comparing to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2015 decreased from $140.7 million to $125.1 million, representing a decrease of 11.1%. In this quarter the M&E revenue decreased to $15.6 million due to the unbalanced nature of project progress, however, we do not expect the trend to continue based on the current M&E backlog level and the potential contracts. Broken down by the revenue types, integrated contracts revenue decreased by 13.6% to $111.0 million, products sales revenue increased by 28.9% to $11.4 million, and services revenue decreased by 19.9% to $2.6 million.

Hollysys Automation Technologies, Ltd November 13, 2015	Page 4

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Sep 30,
	2015		2014
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	49,467	39.5%	57,143	40.6%
Rail Transportation Automation	54,331	43.4%	40,822	29.0%
Mechanical and Electrical Solution	15,558	12.4%	40,046	28.5%
Miscellaneous	5,736	4.7%	2,652	1.9%
Total	125,092	100.0%	140,663	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 39.3% for the three months ended September 30, 2015, as compared to 39.6% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 37.3%, 52.6% and 65.5% for the three months ended September 30, 2015, as compared to 36.3%, 79.2% and 61.6% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 39.1% for the three months ended September 30, 2015, as compared to 38.2% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 37.1%, 52.6% and 65.5% for the three months ended September 30, 2015, as compared to 34.8%, 79.2% and 61.6% for the same period of the prior year respectively.

Selling expenses were $6.6 million for the three months ended September 30, 2015, representing a decrease of $0.2 million or 2.2% compared to $6.8 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.3% and 4.8% for the three months ended September 30, 2015, and 2014, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $8.9 million for the quarter ended September 30, 2015, representing an decrease of 0.4 million, or 4.3%, as compared to $9.3 million for the same period of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.1% and 6.6% for quarters ended September 30, 2015 and 2014 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $9.8 million and $9.8 million for the three months ended September 30, 2015 and 2014, respectively.

Research and development expenses were $7.7 million for the three months ended September 30, 2015, a decrease of $1.1 million or 12.2% compared to $8.8 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 6.2% and 6.2% for the quarter ended September 30, 2015 and 2014, respectively.

Hollysys Automation Technologies, Ltd November 13, 2015	Page 5

The VAT refunds and government subsidies were $5.1 million for three months ended September 30, 2015, as compared to $6.4 million for the same period in the prior year, representing a $1.3 million or 19.8% decrease which primarily due to the decrease of the VAT refunds for $1.2 million.

The income tax expenses and the effective tax rate were $4.7 million and 12.9% for the three months ended September 30, 2015, as compared to $7.4 million and 21.2% for comparable prior year period. When excluding the impact of non-GAAP adjustments on the income before income taxes, the effective tax rate would have been 14.1% for the current quarter and 21.2% for the comparable prior year period. The variance was due to different EIT rates were applied for the two comparable quarters. During the first quarter of FY 2015, Beijing Hollysys & Hangzhou Hollysys are in the process of applying their HNTE certification which, once received, will permit the two companies to use a preferential EIT rate of 15% for calendar years ended December 31, 2014 to December 31, 2016. The HNTE certification was later received in the second quarter of FY 2015. Hence, for the first quarter of FY2015, the Company applied the statutory tax rate of 25% to calculate the current and deferred tax for Beijing Hollysys & Hangzhou Hollysys as oppose to 15% used in the first quarter of FY 2016.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $27.3 million or $0.45 per diluted share based on 60.6 million shares outstanding for the three months ended September 30, 2015. This represents a 0.5% increase over the $27.2 million or $0.46 per share based on 59.1 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $30.3 million or $0.50 per diluted share representing an increase of 11.7% over the $27.1 million or $0.46 per diluted share reported in the comparable prior year period.

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of September 30, 2015 was $490.4 million, representing a decrease of 13.8% compared to $568.5 million as of June 30, 2015, and a decrease of 1.1% compared to $495.7 million as of September 30, 2014. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

(In USD thousands)			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2015-09-30		2015-06-30			2014-09-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	127,270	26.0%	134,100	23.6%	(5.1)%	161,930	32.7%	(21.4)%
Rail Transportation Automation	245,280	50.0%	299,010	52.6%	(18.0)%	244,360	49.3%	0.4%
Mechanical and Electrical Solution	117,800	24.0%	135,420	23.8%	(13.0)%	89,440	18.0%	31.7%
Total	490,350	100.0%	568,530	100.0%	(13.8)%	495,730	100.0%	(1.1)%

Hollysys Automation Technologies, Ltd November 13, 2015	Page 6

Cash Flow Highlights

For the three months ended September 30, 2015, the total net cash outflow was $17.4 million. The net cash provided by operating activities was $6.9 million. The net cash provided by investing activities was $1.6 million. The net cash used in financing activities was $15.6 million, the majority of which is used to repay short-team bank loans amounting to $16.5 million. Besides, the effect of foreign exchange rate changes was a cash outflow of $10.3 million, due to that USD appreciated rapidly against the currencies of the countries we operate in, in the first quarter of fiscal 2016.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $234.9 million, $257.5 million, and $191.1 million as of September 30, June 30, 2015 and September 30, 2014, respectively. As of September 30, 2015, the company held $190.5 million in cash and cash equivalents and $44.4 million in time deposits with original maturities over three months.

For the three months ended September 30, 2015, Days Sales Outstanding (“DSO”) was 179 days, as compared to 176 days from the comparable prior year period and 176 days from last quarter; and inventory turnover was 42 days, as compared to 41 days from the comparable prior year period and 43 days from last quarter.

Outlook for FY 2016

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2016 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $110 million to $120 million.”

Conference Call

The Company will host a conference call at 8:00 p.m. U.S. Eastern Time on November 12, 2015 / 9:00 a.m. Beijing Time on November 13, 2015, to discuss the financial results for the fiscal year 2016 first quarter ended September 30, 2015 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 5139528.

4001-200-539	(China)
0080 161 5189	(Taiwan)
+1-855-298-3404	(United States)
+1 631 5142 526	(US - New York)

Hollysys Automation Technologies, Ltd November 13, 2015	Page 7

0800 916 599	(France)
0800 1899 399	(Germany)
0800 837 001	(Switzerland)
1800 801 825	(Australia)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom - London)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com ..

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd November 13, 2015	Page 8

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com
+86-10-5898-1386
investors@hollysys.com

Hollysys Automation Technologies, Ltd November 13, 2015	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands, except share numbers and per share data)

	Three months ended September 30,
	2015	2014
	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$111,013	$128,491
Products sales	11,442	8,880
Revenue from service	2,637	3,292
Total revenues	125,092	140,663

Costs of integrated contracts	69,829	83,761
Costs of products sold	5,429	1,846
Costs of services rendered	910	1,263
Gross profit	48,924	53,793

Operating expenses
Selling	6,624	6,772
General and administrative	9,810	9,779
Research and development	7,710	8,783
VAT refunds and government subsidies	(5,096)	(6,355)
Total operating expenses	19,048	18,979

Income from operations	29,876	34,814

Other incomes, net	4,496	3,062
Foreign exchange gains (losses)	36	(698)
Share of net gains (losses) of equity investees	294	(2,512)
Interest income	1,737	855
Interest expenses	(369)	(531)
Income before income taxes	36,070	34,990

Income taxes expenses	4,655	7,415
Net income	31,415	27,575

Net income attributable to non-controlling interests	1,155	476

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$30,260	$27,099

Other comprehensive income, net of tax of nil
Translation adjustments	(29,455)	(1,931)
Comprehensive income	1,960	25,644

Comprehensive income attributable to non-controlling interests	888	476
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$1,072	$25,168

Net income per ordinary share:
Basic	0.51	0.47
Diluted	0.50	0.46

Weighted average ordinary shares used in income per share computation:
Basic	59,063,334	58,267,468
Diluted	60,641,182	59,103,654

Hollysys Automation Technologies, Ltd November 13, 2015	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands, except share numbers and per share data)

	Sep 30,	June 30,
	2015	2015
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$190,475	$207,834
Time deposits with maturities over three months	44,394	49,650
Restricted cash	24,418	25,337
Accounts receivable, net of allowance for doubtful accounts of $34,029 and $34,259 as of September 30, 2015 and June 30, 2015, respectively	234,873	252,538
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $9,052 and $8,850 as of September 30, 2015 and June 30, 2015, respectively	185,603	165,336
Other receivables, net of allowance for doubtful accounts of $696 and $638 as of September 30, 2015 and June 30, 2015, respectively	13,481	12,471
Advances to suppliers	19,386	15,286
Amounts due from related parties	37,377	39,077
Inventories	34,815	34,706
Prepaid expenses	460	595
Income tax recoverable	784	597
Deferred tax assets	3,470	3,214
Total current assets	789,536	806,640

Restricted cash	3,735	3,994
Prepaid expenses	12	13
Property, plant and equipment, net	77,126	80,222
Prepaid land leases	10,948	11,649
Acquired intangible assets, net	1,350	1,693
Investments in equity investees	12,386	12,512
Investments in cost investees	4,290	4,464
Goodwill	56,643	59,918
Deferred tax assets	2,249	2,581

Total assets	958,275	983,686

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	2,462	16,295
Current portion of long-term bank loans	11,695	14,111
Accounts payable	104,021	105,292
Construction costs payable	1,082	1,159
Deferred revenue	130,738	138,587
Accrued payroll and related expenses	12,677	11,982
Income tax payable	4,800	5,732
Warranty liabilities	7,313	7,310
Other tax payables	23,763	20,147
Accrued liabilities	27,398	31,299
Amounts due to related parties	1,687	1,713
Deferred tax liabilities	8,330	5,888
Current portion of acquisition-related consideration	10,970	15,081
Total current liabilities	346,936	374,596

Long-term bank loans	20,524	20,551
Deferred tax liabilities	68	77
Long-term warranty liabilities	2,507	3,077

Total liabilities	370,035	398,301

Commitments and contingencies	-	-

Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 58,358,521 and 58,358,521 shares issued and outstanding as of September 30, 2015 and June 30, 2015, respectively	58	58
Additional paid-in capital	193,663	192,768
Statutory reserves	30,248	30,248
Retained earnings	348,700	318,441
Accumulated other comprehensive income	8,398	37,585
Total Hollysys Automation Technologies Ltd. stockholder’s equity	581,067	579,100

Non-controlling interests	7,173	6,285
Total equity	588,240	585,385

Total liabilities and equity	$958,275	$983,686

Hollysys Automation Technologies, Ltd November 13, 2015	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

Three months ended Sep 30, 2015
(Unaudited)
Cash flows from operating activities:
Net income	$31,415

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,917
Amortization of prepaid land leases	49
Amortization of intangible assets	257
Allowance for doubtful accounts	1,977
Losses on disposal of property, plant and equipment	399
Share of net (incomes) from equity investees	(294)
Share-based compensation expenses	894
Deferred income tax expenses	2,347
Acquisition-related consideration adjustments	(4,111)
Accretion of convertible notes discount	57
Changes in operating assets and liabilities:
Accounts receivable	4,223
Costs and estimated earnings in excess of billings	(28,509)
Inventories	(1,506)
Advances to suppliers	(4,790)
Other receivables	(1,686)
Deposits and other assets	(98)
Due from related parties	182
Accounts payable	4,370
Deferred revenue	(2,089)
Accruals and other payable	(1,776)
Due to related parties	41
Income tax payable	(942)
Other tax payables	4,545
Net cash provided by operating activities	6,872

Cash flows from investing activities:
Time deposits with original maturities over three months placed with banks	(13,650)
Purchases of property, plant and equipment	(1,935)
Proceeds from disposal of property, plant and equipment	1
Maturity of time deposits with original maturities over three months	17,199
Net cash provided by investing activities	1,615

Cash flows from financing activities:
Proceeds from short-term bank loans	2,817
Repayments of short-term bank loans	(16,547)
Proceeds from long-term bank loans	367
Repayments of long-term bank loans	(2,219)
Net cash used in financing activities	(15,582)

Effect of foreign exchange rate changes	(10,264)
Net decrease in cash and cash equivalents	$(17,359)

Cash and cash equivalents, beginning of period	$207,834
Cash and cash equivalents, end of period	190,475

Hollysys Automation Technologies, Ltd November 13, 2015	Page 12

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustment. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except share numbers and per share data)
	Three months ended
	Sep 30,
	2015	2014
	(Unaudited)	(Unaudited)

Cost of integrated contracts	$69,829	$83,761
Less: amortization of acquired intangibles	257	1,897
Non-GAAP cost of integrated contracts	$69,572	$81,864

General and administrative expenses	$9,810	$9,779
Less: Share-based compensation expenses	894	466
Non-GAAP general and administrative expenses	$8,916	$9,313

Other income, net	$4,496	$3,062
Add: acquisition-related incentive share contingent consideration fair value adjustments	(4,111)	(2,505)
Non-GAAP other income, net	$385	$557

Interest expenses	$(369)	$(531)
Add: acquisition-related cash consideration adjustments	-	201
Non-GAAP Interest expenses	$(369)	$(330)

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$30,260	$27,099
Add:
Share based compensation expenses	894	466
Amortization of acquired intangible assets	257	1,897
Acquisition-related consideration adjustments	(4,111)	(2,304)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$27,301	$27,157

Weighted average number of basic ordinary shares	59,063,334	58,267,468
Weighted average number of diluted ordinary shares	60,641,182	59,103,654
Non-GAAP basic earnings per share	$0.46	$0.47
Non-GAAP diluted earnings per share	$0.45	$0.46